UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2011

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.
10th Floor B Building
Tian’an Hi-Tech Venture Park
Futian District, Shenzhen
Guangdong 518048, People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.
By:	/s/ Jerry He
	Name:	Jerry He
	Title:	Chief Financial Officer

Dated: January 10, 2011

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

Exhibit 99.1
Noah Education Announces Results of Annual General Meeting of Shareholders
SHENZHEN, China — January 10, 2011 — Noah Education Holdings Ltd. (NYSE: NED) (“Noah” or “the Company”), a leading provider of education products and services in China, today announced that the Company held its 2010 Annual General Meeting (AGM) for shareholders on December 20, 2010. All of the resolutions submitted to the shareholders at the 2010 AGM were duly passed.
The resolutions approved by shareholders were: (1) appointment of Deloitte Touche Tohmatsu as the independent auditor of the Company for the fiscal year ended June 30, 2011; (2) approval and confirmation of the financial statements for the fiscal year ended June 30, 2010.
About Noah Education Holdings Ltd.
Noah is a leading provider of education products and services in China. The Company’s core offering includes the development and marketing of interactive educational courseware content, electronic learning products (ELPs), software, as well as the provision of education services. Noah combines standardized educational content with innovative digital and multimedia technologies to create a dynamic learning experience and improve academic performance for children in China. The Company has developed a nationwide sales network, powerful brand image, and accessible and diverse delivery platforms to bring its innovative content to the student population. Noah offers education services in China via Shenzhen Wentai Education Industry Development Co., Ltd., a company focused on early childhood, primary and secondary education services, as well as providing English language training for children under the brand Little New Star in its directly owned training centers and franchised training centers. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://www.noahedu.com.cn.

Investor Contact:	Investor Relations (US):
Jerry He Chief Financial Officer and Executive Vice President Noah Education Holdings Ltd Tel: +86-755-8204-9263 Email: jerry.he@noahedu.com	Kelly Gawlik Taylor Rafferty Tel: +1 (212) 889-4350 Email: noahedu@taylor-rafferty.com Investor Relations (HK):
Mahmoud Siddig
Taylor Rafferty
Tel: +852-3196-3712
Email: noahedu@taylor-rafferty.com